SAM LEE LAUNDRY LLC BALANCE SHEET - FY2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	25,245
Accounts Receivable	952,369
Other Current Assets	3,561
Total Current Assets	**981,175**
Fixed Assets	58,825
Other Assets	632,135
TOTAL ASSETS	**1,672,134**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	83,482
Other Current Liabilities	166,859
Total Current Liabilities	250,341
Long Term Liabilities	1,002,193
Total Liabilities	1,252,533
Equity	419,601
TOTAL LIABILITIES & EQUITY	**1,672,134**

SAM LEE LAUNDRY LLC P&L STATEMENT - FY 2018

	FY2018
INCOME	**1,884,605**
COST OF GOODS SOLD	**6,729**
NET REVENUE	**1,877,876**
Gross margin	99.6%
ORDINARY EXPENSE	
Management Personnel	226,083
Program Personnel	1,066,430
Payroll Taxes & Benefits	83,043
Supplies & Services	359,839
Occupancy	16,581
Credit Card & Other Fees	693
TOTAL ORDINARY EXPENSE	**1,752,669**
EBITDA	**125,207**
EBITDA Margin	6.6%
OTHER EXPENSE	
Interest Paid	102,621
Depreciation & Amortization	74,476
TOTAL OTHER EXPENSE	**177,097**
NET INCOME	**(51,890)**
Net Income Margin	-2.8%